Animal Health International, Inc.

7 Village Circle, Suite 200

Westlake, Texas 76262

January 26, 2007

VIA EDGAR AND FACSIMILE

H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Animal Health International, Inc.: Registration Statement on Form S-1 (File No. 333-137656)

Dear Mr. Owings:

In accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended (the “Securities Act”), Animal Health International, Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it may be declared effective at 4:00 p.m. (Washington, D.C. time), on Tuesday, January 30, 2007, or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act.

The Company hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder of Page Intentionally Left Blank.]

If you have any questions regarding this request, please contact John M. Mutkoski at (617) 570-1073 or Michael S. Turner at (617) 570-1163 of Goodwin Procter LLP.

Sincerely,

ANIMAL HEALTH INTERNATIONAL, INC.

By:	/s/ Damian Olthoff
Damian Olthoff General Counsel and Secretary

cc:	James C. Robison, Animal Health International, Inc.

William F. Lacey, Animal Health International, Inc.

John M. Mutkoski, Goodwin Procter LLP

Michael S. Turner, Goodwin Procter LLP

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